Morgan, Lewis & Bockius LLP
1400 Page Mill Road
Palo Alto, CA 94304
Tel. +1.650.843.4000
Fax: +1.650.843.4001
www.morganlewis.com

Albert Lung
Partner
+1.650.843.7263
Albert.lung@morganlewis.com

February 14, 2023

VIA EDGAR AS CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE Mail Stop 3233
Washington, D.C. 20549
Attention: Andi Carpenter
Kevin Stertzel

Re:
Alpha and Omega Semiconductor Limited
Form 10-K for the Fiscal Year Ended June 30, 2022 Form 10-Q for the Fiscal Quarter Ended September 30, 2022
Filed September 20, 2022 and November 7, 2022, respectively
File No. 001-34717

Ladies and Gentlemen:

We are writing on behalf of Alpha and Omega Semiconductor Limited (the “Company”) in response to the letter of comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated February 3, 2023 (the “Comment Letter”), with respect to its review of the above-referenced filings of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Form 10-Q” and together with the Form 10-K, the “Filings”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used in the Company’s responses but not otherwise defined herein shall have the meanings set forth in the Filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2022

Notes to Condensed Consolidated Financial Statements
Segment and Geographic Information, page 27

1.	We note your discussion of revenues by Computing, Consumer, Communications, and Power Supply and Industrial in your earnings call for the fiscal quarter ended September 30, 2022. In future filings, please provide disaggregated revenue by category, consistent with your earnings calls. Refer to Paragraphs 5 and 6 of ASC 606-10-50 for guidance.

Response: In response to the Staff’s comment, the Company notes that it designs, develops and supplies power semiconductor products that are being used in computing, consumer electronics, communication and industrial end markets. The Company provides revenue information by these end market applications in its earnings calls so it can provide investors with a general idea of where the Company’s products are being used. However, the Company does not organize its internal operations based on these end market applications. The Company considered the guidance in ASC 606-10-50-5, 50-6 and 55-89 through 55-91. In doing so, the Company observed the following:

•The Company sells a majority of its products through distributors and often does not sell directly to the manufacturers for the end market applications (i.e., in most instances, the end market user is not the Company’s customer).

•The revenue by end market is not being reviewed by the chief operating decision maker for evaluating the Company’s financial performance nor is it used otherwise by the Company to evaluate its financial performance or make resource allocation decisions.

Based on the above, the Company does not believe the guidance in ASC 606-10-50 requires the Company to disaggregate revenue by end market in its financial statements. However, in the interest of providing investors with additional end market information as those set forth in the Company’s quarterly earnings calls, the Company determined that it is appropriate to present such end market revenue information in the MD&A of its filings with the SEC, commencing on the Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2022, which was filed on February 8, 2023 (the “December 2022 Form 10-Q”).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

2.	If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 35 of the December 2022 Form 10-Q under the heading “Impact of COVID-19 Pandemic to our Business” in the MD&A to provide additional discussion regarding the impact of inflation. The Company intends to continue to update, if appropriate, such disclosures in future filings.

* * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (650) 843-7263 or via email at albert.lung@morganlewis.com.

Sincerely,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung

cc:	Yifan Liang Chief Financial Officer and Corporate Secretary Alpha and Omega Semiconductor Limited